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                             June 12, 2020

       Koji Shinohara
       Chief Financial Officer, Treasurer and Secretary
       Kura Sushi USA, Inc.
       17932 Sky Park Circle, Suite H
       Irvine, California 92614

                                                        Re: Kura Sushi USA,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2019
                                                            Response dated June
3, 2020
                                                            File No. 1-39012

       Dear Mr. Shinohara:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed November 26, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       EBITDA and Adjusted EBITDA, page 48

   1. We reviewed your response to our comment and refer to your presentation of Adjusted
                                                        EBITDA. Considering
that pre-opening rent expense and pre-opening costs are normal, recurring, cash
operating expenses necessary to operate your business, we do not believe it is appropriate to
exclude them from your calculation of Adjusted EBITDA. Please revise your calculation of
Adjusted EBITDA in future filings accordingly.

                                                        We also note your
response to the presentation of Restaurant-level Contribution and
                                                        Restaurant-level
Contribution Margin. Please expand your disclosures to address the measures' limitations,
including, but not limited to the fact that these non-GAAP
                                                        measures exclude costs
such as corporate overhead and pre-opening expenses, which are essential to support
the development and operations of your restaurants. Understanding
 Koji Shinohara
Kura Sushi USA, Inc.
June 12, 2020
Page 2
         that the most directly comparable GAAP measure is Operating Income, please revise the name of these measures so they are not confused with a measure of gross profit or contribution margin.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameKoji Shinohara                            Sincerely,
Comapany NameKura Sushi USA, Inc.
                                                            Division of
Corporation Finance
June 12, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName